						Exhibit 12.1
						11/19/2007
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2006
and the year to date September 30, 2007

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2002	2003	2004	2005	2006	2007
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$1,010,350	$1,037,301	$1,081,028	$1,197,831	$1,236,845	$1,124,215
Interest expense, net of amounts capitalized	181,024	193,728	240,572	297,313	319,894	262,687
Distributions on mandatorily redeemable preferred securities	65,293	62,415	15,948	0	0	0
AFUDC - Debt funds	8,570	5,634	10,295	11,812	12,354	19,024

Earnings as defined	$1,265,237	$1,299,078	$1,347,843	$1,506,956	$1,569,093	$1,405,926

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$148,534	$167,125	$179,219	$215,264	$217,954	$194,401
Interest on affiliated loans	10,195	3,299	46,512	68,735	87,672	56,554
Interest on interim obligations	3,078	0	24	0	0	0

Amort of debt disc, premium and expense, net	17,012	16,579	16,812	17,109	17,054	13,550
Other interest charges	10,774	12,359	8,301	8,017	9,571	17,205
Distributions on mandatorily redeemable preferred securities	65,293	62,415	15,948	0	0	0

Fixed charges as defined	$254,886	$261,777	$266,816	$309,125	$332,251	$281,710

RATIO OF EARNINGS TO FIXED CHARGES	4.96	4.96	5.05	4.87	4.72	4.99